UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Duff & Phelps Energy MLP Total Return Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):  100 Pearl Street, Hartford, Connecticut 06103

Telephone Number (including area code): (800) 248-7971

Name and address of agent for service of process:  George R. Aylward, Virtus Investment Partners, Inc., 100 Pearl Street, Hartford, Connecticut 06103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X]  NO [   ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 11th day of April 2014.

Duff & Phelps Energy MLP Total Return Fund Inc.

By:	/s/ George R. Aylward
George R. Aylward Director, Chief Executive Officer and President

Attest:	/s/ William J. Renahan
William J. Renahan Secretary and Chief Legal Officer